FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 20, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

20 | November | 2007

Press Release

Financial results for the third quarter ended September 30, 2007

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces its third quarter 2007(1) financial and operating results.

Key Financial Highlights

•                  Consolidated revenues of $2,216 million

•                  Consolidated OIBDA(2) of $1,175 million (OIBDA margin of 53.0%)

•                  Consolidated net income of $655 million

•                  Free cash-flow(3) positive with $1,009 million for the nine months of 2007

Key Corporate and Industry Highlights

•                  Launch of MTS brand in Ukraine

•                  Entry into Armenia through acquisition of leading operator K-Telecom (VivaCell)

•                  Allocation of 3G frequencies in Armenia

•                  Launch of BlackBerry service in Ukraine

•                  Moody’s credit rating upgraded to Ba2 from Ba3; outlook positive

•                  Awarded top TMT Investor Relations in Russia (Thomson/Extel Survey)

Leonid Melamed, President and Chief Executive Officer, commented, “We are pleased to announce strong third quarter financial results reflecting profitable growth throughout the Group as we continue to pursue our 3+2 strategy. Strong usage growth in Russia has been a key revenue driver for the Group, while in Ukraine the full rebranding of our operations will strengthen our long-term position in this key market. Our deployment continues in Uzbekistan and Turkmenistan, two low-penetrated markets which will provide greater contribution to Group revenues in the coming years. Recently, we expanded our footprint into Armenia through the acquisition of an 80% stake in the number one operator K-Telecom. In all, MTS is ideally situated to capture further growth in the expanding economies of the CIS.”

(1)          Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)          See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)          See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Financial Summary (Unaudited)

US$ million	Q3 2007	Q3 2006	Change Y-on-Y		Q2 2007	Change Q-on-Q
Revenues	2,216.0	1,797.7	23.3%		1,968.6	12.6%
OIBDA	1,174.7	962.8	22.0%		1,018.7	15.3%
OIBDA margin	53.0%	53.6%	- 0.6	pp	51.7%	+ 1.3	pp
Net operating income	801.8	685.5	17.0%		691.0	16.0%
Net operating margin	36.2%	38.1%	- 2.0	pp	35.1%	+ 1.0	pp
Net income	654.7	486.3	34.6%		507.9	28.9%

Operating Overview

Market Growth

Mobile penetration(4) increased from 110% to 114% in Russia and from 108% to 115% in Ukraine during the third quarter of 2007.

During the quarter mobile penetration in Uzbekistan increased from 13% to 16% and from 4% to 6% in Turkmenistan. In Belarus, mobile penetration increased from 67% to 69% for the same period.

Subscriber Development

The Company added approximately 3.3 million new customers during the third quarter of 2007 on a consolidated basis of which 2.4 were added organically. MTS’ operations in Russia accounted for 1.7 million; 0.1 million were added in Ukraine, approximately 347 thousand were added in Uzbekistan and 54 thousand in Turkmenistan. Our operations in Armenia had a total of 1.1 million subscribers at the end of September 2007.

In the third quarter of 2007 the Company’s churn rates in Russia increased from 5.2% to 7.1% and in Ukraine fell from 14.1% to 12.5%. In Uzbekistan churn decreased from 17.9% to 14.3%, in Turkmenistan from 8.6% to 6.3% and in Belarus from 6.0% to 5.3%.

Since the end of the third quarter to October 31, 2007, MTS has organically added a further 1.2 million users, expanding its consolidated subscriber base to 79.1 million.

Market Share

In Russia, MTS had a leading market share in subscribers of approximately 33%. In Ukraine, the Company’s market share was 37%. MTS’ market share(5) in Uzbekistan and Turkmenistan was at 54% and 86% respectively at the end of the third quarter of 2007.

In Belarus, the market share was 54%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 90% of gross additions in Russia and 95% in Ukraine in the third quarter. At the end of the third quarter 2007, 89% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 92%.

(4)          The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(5)          According to the Company’s estimates.

Key Operating Summary

IMPORTANT DISCLOSURE INFORMATION

	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Total consolidated subscribers, end of period (mln)	67.59	72.86	74.16	74.67	77.97
Russia	49.99	51.22	51.50	52.68	54.42
Ukraine	16.36	20.00	20.75	19.81	19.91
Uzbekistan(6)	1.09	1.45	1.70	1.95	2.29
Turkmenistan	0.14	0.18	0.20	0.24	0.29
Armenia	—	—	—	—	1.07
MTS Belarus(7)	2.89	3.21	3.37	3.48	3.66

	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Russia
ARPU (US$)	8.6	8.5	8.2	9.2	10.0
MOU (minutes)	135	133	134	151	167
Churn rate (%)	6.4	5.1	6.1	5.2	7.1
SAC per gross additional subscriber (US$)	22.3	29.1	26.2	28.9	24.3
Ukraine
ARPU (US$)	8.7	7.2	5.7	6.4	7.3
MOU (minutes)	157	147	135	152	162
Churn rate (%)	9.5	8.2	7.8	14.1	12.5
SAC per gross additional subscriber (US$)	9.7	7.8	11.2	13.7	10.9
Uzbekistan
ARPU (US$)	12.8	12.0	10.3	10.4	10.3
MOU (minutes)	530	515	463	549	565
Churn rate (%)	13.6	10.7	16.8	17.9	14.3
SAC per gross additional subscriber (US$)	3.6	3.1	4.1	3.7	4.4
Turkmenistan
ARPU (US$)	83.1	60.2	61.4	63.4	57.4
MOU (minutes)	243	239	227	264	299
Churn rate (%)	3.8	5.1	6.1	6.3	8.6
SAC per gross additional subscriber (US$)	55.6	37.7	47.7	26.9	20.8

(6)          MTS employs a two-month inactive churn policy in Uzbekistan

(7)          MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Russia

•                  Third quarter revenues up 26% year-on-year to $1,667 million(8)

•                  Third quarter OIBDA up 27% year-on-year to $881 million; OIBDA margin of 52.8%

•                  Third quarter net income up 47% year-on-year to $508 million

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia increased sequentially from 151 to 167 minutes in the third quarter of 2007. Post-paid subscribers’ MOU again continued to increase and reached 518 minutes from 510 minutes in the previous quarter.

The average monthly service revenue per subscriber (ARPU) in Russia increased sequentially from $9.2 to $10.0.

Subscriber acquisition costs (SAC) in the third quarter of 2007 decreased sequentially from $28.9 to $24.3.

Ukraine

•                  Third quarter revenues up 6% year-on-year to $439 million(9)

•                  Third quarter OIBDA down 6% year-on-year to $220 million; OIBDA margin of 50.1%

•                  Third quarter net income down 24% year-on-year to $95 million

MOU increased sequentially in the third quarter from 152 minutes to 162 minutes.

ARPU increased sequentially from $6.4 to $7.3 in the third quarter.

SAC decreased sequentially from $13.7 to $10.9 in the third quarter.

Uzbekistan

•                  Third quarter revenues up 77% year-on-year to $66 million(10)

•                  Third quarter OIBDA up 85% year-on-year to $41 million; OIBDA margin of 62.5%

•                  Third quarter net income up 143% year-on-year to $25 million

MOU increased sequentially in the third quarter from 549 minutes to 565 minutes.

ARPU decreased sequentially from $10.4 to $10.3 in the third quarter.

SAC increased sequentially from $3.7 to $4.4 in the third quarter.

Turkmenistan

•                  Third quarter revenues up 36% year-on-year to $45 million

•                  Third quarter OIBDA up 86% year-on-year to $28 million; OIBDA margin of 62.0%

•                  Third quarter net income up 381% year-on-year to $27 million

MOU increased sequentially in the third quarter from 264 minutes to 299 minutes.

ARPU decreased sequentially from $63.4 to $57.4 in the third quarter.

SAC decreased sequentially from $26.9 to $20.8 in the third quarter.

(8)          Excluding intercompany eliminations of $1.2 million.

(9)          Excluding intercompany eliminations of $7.4 million.

(10)    Excluding intercompany eliminations of $0.3 million.

Armenia

Armenia contributed $8 million to the Company’s consolidated revenues and $5 million to its consolidated OIBDA with an OIBDA margin of 59.8% in the third quarter of 2007. Third quarter ARPU was at $15.7.

Financial Position

MTS’ expenditure on property, plant and equipment in the third quarter totaled $303 million, of which $172 million was invested in Russia, $126 million in Ukraine, $4 million in Uzbekistan and $1 million in Turkmenistan.

MTS spent $36 million on the purchase of intangible assets during the third quarter ($35 million in Russia, $0.1 million in Ukraine and $0.4 million in Uzbekistan).

As of September 30, 2007, MTS’ total debt(11) was at $3.1 billion, resulting in a ratio of total debt to LTM OIBDA(12) of 0.8 times. Net debt amounted to $2.4 billion at the end of the quarter and the net debt to LTM OIBDA of 0.6 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 79.12 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

(11)   Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(12)   LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

Attachments to the Third Quarter 2007
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating income	685.5	648.8	597.2	691.0	801.8
Add: depreciation and amortization	277.3	289.2	305.9	327.7	372.9
OIBDA	962.8	937.9	903.1	1,018.7	1,174.7

Russia (US$ million)	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating income	485.3	479.0	463.6	531.1	609.8
Add: depreciation and amortization	206.4	213.3	218.3	236.8	268.8
OIBDA	691.7	692.3	681.9	767.9	878.7

Ukraine (US$ million)	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating income	173.5	137.6	92.9	120.6	136.7
Add: depreciation and amortization	60.3	64.1	75.5	78.6	83.1
OIBDA	233.8	201.7	168.4	198.8	219.7

Uzbekistan (US$ million)	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating income	15.4	22.1	23.6	28.5	27.0
Add: depreciation and amortization	6.8	7.5	7.7	8.2	14.1
OIBDA	22.2	29.6	31.3	36.7	41.1

Turkmenistan (US$ million)	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating income	11.2	10.1	17.2	10.8	22.6
Add: depreciation and amortization	3.8	4.3	4.4	4.4	5.4
OIBDA	15.1	14.4	21.6	15.2	28.1

Armenia (US$ million)	Q3 2007
Operating income	3.5
Add: depreciation and amortization	1.5
OIBDA	5.0

OIBDA margin can be reconciled to our operating margin as follows:

	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating margin	38.1%	35.9%	34.3%	35.1%	36.2%
Add: depreciation and amortization as a percentage of revenue	15.4%	16.0%	17.6%	16.6%	16.8%
OIBDA margin	53.6%	51.9%	51.9%	51.7%	53.0%

Russia	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating margin	36.8%	35.9%	35.4%	35.9%	36.6%
Add: depreciation and amortization as a percentage of revenue	15.6%	16.0%	16.7%	16.0%	16.1%
OIBDA margin	52.4%	51.9%	52.1%	51.8%	52.8%

Ukraine	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating margin	41.8%	34.4%	26.5%	30.7%	31.2%
Add: depreciation and amortization as a percentage of revenue	14.5%	16.0%	21.5%	19.9%	18.9%
OIBDA margin	56.4%	50.4%	48.0%	50.6%	50.1%

Uzbekistan	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating margin	41.6%	47.8%	48.0%	50.1%	41.0%
Add: depreciation and amortization as a percentage of revenue	18.3%	16.2%	15.7%	14.4%	21.5%
OIBDA margin	59.9%	64.0%	63.7%	64.4%	62.5%

Turkmenistan	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Operating margin	33.9%	33.9%	48.8%	26.1%	50.0%
Add: depreciation and amortization as a percentage of revenue	11.5%	14.6%	12.4%	10.8%	12.0%
OIBDA margin	45.4%	48.5%	61.2%	36.8%	62.0%

Armenia	Q3 2007
Operating margin	41.9%
Add: depreciation and amortization as a percentage of revenue	17.9%
OIBDA margin	59.8%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of Dec 31, 2006	As of Sep 30, 2007
Current portion of debt and of capital lease obligations	150.7	606.7
Long-term debt	2,924.5	2,482.7
Capital lease obligations	3.3	2.2
Total debt	3,078.5	3,091.6
Less:
Cash and cash equivalents	(220.0)	(635.2)
Short-term investments	(56.0)	(15.9)
Net debt	2,802.5	2,440.5

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Three months ended Dec 31, 2006	Nine months ended Sep 30, 2007	Twelve months ended Sep 30, 2007
US$ million	A	B	C=A+B
Net operating income	648.8	2,090.0	2,738.8
Add: depreciation and amortization	289.2	1,006.5	1,295.7
OIBDA	938.0	3,096.5	4,034.5

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For nine months ended Sep 30, 2006	For nine months ended Sep 30, 2007
Net cash provided by operating activities	1,650.1	2,543.4
Less:
Purchases of property, plant and equipment	(1,013.1)	(735.3)
Purchases of intangible assets	(196.2)	(91.3)
Proceeds from sale of property, plant and equipment	—	12.7
Purchases of other investments	(2.8)	2.8
Investments in and advances to associates	7.0	(2.9)
Acquisition of subsidiaries, net of cash acquired	(38.2)	(719.9)
Free cash-flow	406.8	1,009.4

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Net operating revenue
Service revenue and connection fees	$2,195,577	$1,785,618	$5,868,683	$4,505,246
Sales of handsets and accessories	20,437	12,048	57,332	73,146
	2,216,014	1,797,666	5,926,015	4,578,392
Operating expenses
Cost of services	458,340	347,776	1,226,979	869,148
Cost of handsets and accessories	41,983	40,410	115,861	153,613
Sales and marketing expenses	194,128	161,428	493,105	442,431
General and administrative expenses	299,375	250,228	847,634	696,219
Depreciation and amortization	372,911	277,306	1,006,505	806,791
Provision for doubtful accounts	22,430	11,940	60,761	64,773
Other operating expenses	25,049	23,082	85,144	60,490

Net operating income	801,798	685,496	2,090,026	1,484,927

Currency exchange and transaction (gains) / losses	(81,022)	(5,592)	(131,190)	(12,886)

Other expenses / (income):
Interest income	(12,522)	(2,468)	(30,065)	(10,380)
Interest expense	39,074	46,369	114,489	136,219
Other expenses / (income)	(14,468)	(12,697)	(47,154)	(10,367)
Total other expenses, net	12,084	31,204	37,270	115,472

Income before provision for income taxes and minority interest	870,736	659,884	2,183,946	1,382,341

Provision for income taxes	215,710	169,878	559,726	408,883

Minority interest	300	3,681	13,037	8,048

Net income	654,726	486,325	1,611,183	965,410

Weighted average number of common shares outstanding, in thousands	1,973,082	1,987,487	1,975,444	1,986,956
Earnings per share - basic and diluted	0.33	0.24	0.82	0.49

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Amounts in thousands of U.S. dollars, except share amounts)

	As of September 30,	As of December 31,
	2007	2006
CURRENT ASSETS:
Cash and cash equivalents	635,211	219,989
Short-term investments	15,852	56,047
Trade receivables, net	404,094	298,479
Accounts receivable, related parties	10,600	8,434
Inventory and spare parts	134,199	196,265
VAT receivable	299,462	339,614
Prepaid expenses and other current assets	474,416	510,291
Total current assets	1,973,834	1,629,119

PROPERTY, PLANT AND EQUIPMENT	6,190,051	5,297,669

INTANGIBLE ASSETS	1,919,800	1,406,876

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	198,378	141,473

OTHER INVESTMENTS	1,392	3,856

OTHER ASSETS	90,740	94,952

Total assets	10,374,195	8,573,945

CURRENT LIABILITIES
Accounts payable	436,384	309,712
Accrued expenses and other current liabilities	1,410,254	1,124,710
Accounts payable, related parties	213,458	135,256
Current portion of long-term debt, capital lease obligations	606,674	150,626
Total current liabilities	2,666,770	1,720,304

LONG-TERM LIABILITIES
Long-term debt	2,482,734	2,924,539
Capital lease obligations	2,195	3,287
Deferred income taxes	122,479	86,349
Deferred revenue and other	31,271	42,879
Total long-term liabilities	2,638,679	3,057,054

Total liabilities	5,305,449	4,777,358

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	18,107	44,806

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of September 30, 2007 and December 31, 2006, 777,396,505 and 776,550,625 of which are in the form of ADS as of September 30, 2007 and December 31, 2006)	50,558	50,558
Treasury stock (25,353,337 and 15,922,129 common shares at cost as of September 30, 2007 and December 31, 2006)	(235,728)	(114,778)
Additional paid-in capital	578,411	571,718
Accumulated other comprehensive income	643,870	89,916
Retained earnings	4,013,528	3,154,367
Total shareholders’ equity	5,050,639	3,751,781

Total liabilities and shareholders’ equity	10,374,195	8,573,945

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in thousands of U.S. dollars)

	Nine months ended	Nine months ended
	September 30, 2007	September 30, 2006

Net cash provided by operating activities	2,543,364	1,646,894

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(719,928)	(38,189)
Purchases of property, plant and equipment	(735,337)	(1,013,077)
Purchases of intangible assets	(91,299)	(196,215)
Proceeds from sale of property, plant and equipment	12,747	0
Purchases of short-term investments	(220,977)	(56,714)
Proceeds from sale of short-term investments	266,741	27,268
Proceeds from sales of other investments	2,808	(2,799)
Investments in and advances to associates	(2,917)	7,000
Dividends received	4,751	3,174
Decrease / (Increase) in restricted cash	(670)	(21,452)
Net cash used in investing activities	(1,484,081)	(1,291,004)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	6,057	3,800
Repurchase of common stock	(121,819)	—
Notes and debt issuance cost	(1,780)	(19,799)
Capital lease obligation principal paid	(3,146)	(4,337)
Dividends paid	(537,394)	(296,657)
Proceeds from loans	125,558	1,024,316
Loan principal paid	(115,854)	(985,365)
Net cash (used in) / provided by financing activities	(648,378)	(278,042)

Effect of exchange rate changes on cash and cash equivalents	4,317	1,948

NET INCREASE IN CASH AND CASH EQUIVALENTS:	415,222	79,796

CASH AND CASH EQUIVALENTS, at beginning of period	219,989	78,284

CASH AND CASH EQUIVALENTS, at end of period	635,211	158,080

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: November 20, 2007